UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 13, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MKS Instruments, Inc.

File No. 0-23621 - CF#27451

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MKS Instruments, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a 8-K filed on April 27, 2005.

Based on representations by MKS Instruments, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

    Exhibit 99.1   through October 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Christian Windsor
        Special Counsel